

October 7, 2022

David Massey
Chief Executive Officer
Solar Integrated Roofing Corp.
2831 St. Rose Pkwy #200
Henderson, NV 89052

> **Re: Solar Integrated Roofing Corp.**
> **Registration Statement on Form 10-12G**
> **Filed September 9, 2022**
> **File No. 000-56256**

Dear David Massey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Registration Statement on Form 10-12G filed September 9, 2022

Item 1. Business, page 2

1.  Given the number of wholly-owned subsidiaries involved in your business, please provide an organizational chart depicting your corporate structure.

2.  We note industry jargon and confusing terms in this section. Please revise to explain the terms. For example, clarify what it means for the construction management scope of your work to be "fully bankable," as stated on page 4. Similarly, you refer to "revenue producing divisions," "revenue centers," "Divisions," and "product lines" seemingly interchangeably. Please revise your disclosure to clearly define each of these or use a consistent, single term if they are the same.

3.      We note your disclosure on page 4 that you maintain certain licenses in connection with your business operations.  Please provide information regarding the duration and effect of these licenses.  For guidance, refer to Item 101(h)(4) of Regulation S-K.

4.      We note your disclosure regarding the North America roofing market size, projected growth, and compound annual growth rate.  Please provide your basis of support for these statements and, if possible, consider updating the 2017 figure to a more recent date.  In addition, please indicate the company's competitive position within this particular market, in light of your disclosure earlier on that page that your "industry is still in its very juvenile stages."

Item 1A. Risk Factors, page 6

5.      We note the only sentence under the related person risk factor on page 7 refers the reader to a different section.  To the extent material, please revise here to address the risks to investors associated with your having engaged in transactions with related persons.

Item 2. Financial Information
Management's Discussion and Analysis of Financial Condition and Results of Operation, page 16

6.      Please revise to provide a detailed analysis of the components of the statements of cash flows (i.e., operating, investing, and financing activities) that explains the significant year-to-year variations in each line item for each period presented.  In doing so, please describe and quantify the effect of the significant drivers that contributed to the material changes in your operating, investing and financing cash flows.  Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

7.      Please reconcile your disclosure on page 17 about your plans to expand your installation business to other states outside of California with your disclosure on page 4 that "in 2021 SIRC did business in 34 states."

Item 2. Financial Information
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 18

8.      We note the significant increases in the amounts and percentages of gross profits in 2022 and 2021 as compared to the prior periods.  Please enhance your disclosures in quantitative and qualitative terms to explain the reasons for these increases.  Also, provide a more detailed discussion of operating results by reportable segments; refer to Item 303(b) of Regulation S-K.

9.      We note your risk factor that you have been adversely impacted by supply chain issues resulting from the global COVID-19 pandemic, and that you may incur expenses or delays relating to such events outside of your control.  Please specify the impact of these challenges to your results of operations or capital resources and quantify, to the extent

possible, how your revenue, gross profit, and/or liquidity have been impacted. Additionally, revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any, and explain whether such efforts introduce new material risks, including those related to product quality or reliability.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 22

10.  Please revise your beneficial ownership table to disclose all natural persons who have or share voting power over the shares held by T3 Investing LLC and the entity's address. Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

11.  We note that one share of the Series A Preferred Stock has voting rights equal to 10,000 shares of Common Stock.  Please revise the beneficial ownership table to clearly reflect the voting control of holders of Series A Preferred Stock and add appropriate risk factor disclosure.

Item 5. Directors and Executive Officers, page 23

12.  Please expand upon the business experience during each of the past five years of your directors and executive officers, including their specific positions, the name and principal business of any place of employment during that time.  In addition, please discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that Messrs. Massey and Widdes should serve as directors.  Refer to Item 401(e) of Regulation S-K.

Item 6. Executive Compensation, page 25

13.  We note your disclosure that you "are not obligated to pay severance or other enhanced benefits to our executive officer upon termination of his employment."  Please reconcile this disclosure with Sections 4(D), 4(D), and 5(D) of the employment agreements filed for David Massey (Exhibit 10.14), Troy Clymer (Exhibit 10.15), and Wanda Witoslawski (Exhibit 10.16), respectively.

14.  Pursuant to the employment agreement filed as Exhibit 10.14, we note that Mr. Massey's compensation includes additional benefits outlined in Section 3(D) of the agreement, including, for example, membership dues estimated at $13,000 per year and a personal assistant.  Please include these as part of the narrative disclosure in footnote 4 or advise.

15.  Please reconcile your disclosure on page 26 that you do not "currently have any agreements nor compensation with members of the board of directors" with the disclosure under Item 7 regarding payments of common stock made "to directors and officers for compensation" during the six months ended June 30, 2022 and 2021.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 26

16.     Please revise your disclosure in this section to name each related party and to clearly identify the basis on which the named person is a related party.  Refer to Item 404(a)(1) of Regulation S-K.

Item 8. Legal Proceedings, page 26

17.     Please reconcile your disclosure in this section that there are currently no proceedings "in which an adverse decision could have a material adverse effect" with your statement on page 22 that you "are presently a party to legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business."

18.     In your summary of current legal proceedings on page 27, please revise to ensure that each proceeding contains a description of the factual basis alleged to underlie the proceedings and the relief sought.  Refer to Item 103(a) of Regulation S-K.

Item 10. Recent Sales of Unregistered Securities, page 29

19.     Please provide all required disclosures in this section pursuant to Item 701 of Regulation S-K.  For example, please name the persons or identify the class of persons to whom the securities were sold that were not publicly offered.

Item 11. Description of Registrant's Securities to be Registered, page 32

20.     Please revise this section to identify all series of preferred stock and describe their terms and the rights of respective shareholders.  For example, we note that one share of Series A Preferred Stock has voting rights equal to 10,000 shares of common stock and shares of Series B Preferred, Series C Preferred, and Series D Preferred have no voting rights.  In addition, we note that Series B Preferred Stock have conversion rights that could have a dilutive effect to your common shareholders.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 89

21.     Please update your disclosure to discuss whether your formerly engaged independent accountant resigned (or indicated it has declined to stand for re-election after the completion of the current audit) or was dismissed, and provide the supporting disclosure therein in accordance with Item 304(a)(1) of Regulation S-K; we note you provided such disclosure pertaining to your current independent accountant.  Additionally, update your disclosure in accordance with Item 304(a)(2) regarding any consultations you had prior to the engagement of your current independent accountant as prescribed therein.

Item 13. Financial Statements and Supplementary Data
Unaudited Consolidated Financial Statements
Notes to Unaudited Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Basis of Consolidation, page F-5

22.    We note that as of May 31, 2022 you eliminated and rescinded the agreement for the acquisition of Cornerstone Construction Team, LLC.  Please address the following, and cite the accounting literature relied upon:
   •    Tell us how you have reflected the rescission agreement with respect to assets held and liabilities outstanding within the prior period financial statements;
   •    Tell us why you believe the presentation of Stock receivable from acquisition rescission is appropriate as of December 31, 2021 and June 30, 2022.  Additionally, address how you have presented the liability to issue shares of common stock in settlement of the proceedings, the basis for your presentation, and how the fair value of such shares to be issued was calculated; and
   •    Address whether you continue to reflect the consolidated operations of Cornerstone Construction during the period from acquisition in March 2021 through the rescission date as a component of continuing operations or in some other manner.

Note 7 - Related Party Transactions, page F-11

23.    As you disclose that the Stock payable relates to acquisitions that occurred throughout the fiscal year ended December 31, 2021, please tell us your basis for presenting such amount as a component of equity at June 30, 2022 and December 31, 2021.  Within your response, cite the accounting literature relied upon and tell us why you believe this payable would not be considered a liability, specifically addressing the characteristics of a liability as defined in paragraph E38 of FASB Statement of Financial Accounting Concepts No. 8.

Note 15 - Acquisitions, page F-16

24.    We note your disclosures regarding acquisitions both for the interim period ended June 30, 2022 and the fiscal year ended December 31, 2021.  Please address the following:
   •    You disclose that you did not acquire any companies during the six months ended June 30, 2022, yet depict the issuance of common stock for acquisitions for the three months ended June 30, 2022 within your Consolidated Statement of Stockholders' Equity (Deficit).  Advise or revise as appropriate.
   •    Provide to us a comprehensive list of common shares issued in conjunction with acquisitions that have occurred for both for the interim period ended June 30, 2022 as well as for the fiscal year ended December 31, 2021.

- Reconcile the listing of common share issuances for acquisitions requested above with the share issuances disclosed in Item 10, Recent Sales of Unregistered Securities found elsewhere in your filing. By way of example, it is unclear to what acquisition transaction(s) the issuance of 12.7 million shares dated November 5, 2021 disclosed in Item 10 relate.

Notes to Audited Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Revenue, page F-32

25. Regarding your accrual of related construction and installation costs, please tell us how your recognition of Work in progress receivable and Work in progress payable is consistent with your accounting for revenue over time using the output method. In your response, tell us how you considered ASC 606-10-25-27, and address whether you have an enforceable right to payment for performance completed to date pursuant to ASC 606-10-55-11, as it appears you have recorded cost of revenue for the period inclusive of work in progress payable. In addition, also address your basis for presenting Work in progress receivable, net on your balance sheets.

Segments and Disaggregated Revenue, page F-34

26. Please disclose a measure of total assets for each reportable segment or state the reason for not disclosing this information. Reference is made to ASC 280-10-50-22 and 26.

Note 15 - Acquisitions, page F-43

27. We note that you have completed a number of acquisitions during fiscal year 2021. Please provide us with the results of the three tests to measure the significance of the acquired businesses under Rule 3-05 of Regulation S-X. To the extent that any of the resulting calculations exceeded the thresholds outlined in Rule 3-05(b)(2), tell us how you considered the financial statement requirements outlined therein for each completed acquisition, including your assessment of Rule 3-05(b)(4)(iii) for your significant acquisitions whose conditions exceed 40 percent.

28. Regarding your acquisition of Kinetic Investments, Inc., you indicate in addition to the shares issued and to be issued, you have outstanding performance payments based on solar contract amounts as 1 share of common stock per $1 of generated contracts volume. Please provide additional information regarding this agreement, including whether it was contemplated in connection with the acquisition. In addition, address whether the performance payments, which appear to be contingent upon a performance condition, are considered part of the consideration transferred in exchange for the acquiree, transactions separate from the business combination, or as stock-based compensation. Provide the basis for your determination, and cite the accounting literature relied upon.

David Massey
Solar Integrated Roofing Corp.
October 7, 2022
Page 7

Note 17 - Legal Matters, page F-50

29.     We note your legal settlement with Milholland Family Trust LP in September 2022. Please expand your disclosure to explain the nature of this legal matter and where the settlement payment is reported in the consolidated statement of operations. Additionally, provide disclosure regarding the legal settlement with the previous owners of Cornerstone Construction Team, LLC, including the milestones of such settlement that caused the agreement to be rescinded as of May 31, 2022.

Note 18 - Subsequent Events, page F-51

30.     We note that you have evaluated subsequent events through the date that the financial statements were available to be issued. As an SEC filer, you are required to evaluate subsequent events through the date the financial statements are issued. Refer to ASC 855-10-25-1A. Please revise your evaluation and disclosure accordingly.

Exhibits

31.     We note that you have filed a Confidential Settlement Agreement and Mutual Release between the company, Cornerstone Construction Team, LLC and Hunter Ballew, Upward Holdings Group, LLC, and Roofcon, LLC as Exhibit 10.34. To the extent material, please include a description in your registration statement of its material terms.

General

32.     Please reconcile or advise regarding the following statements form the September 2022 investor presentation available on your website, which appear to differ from the information in your registration statement:
   • "SIRC is one of the fastest growing companies in the industry."
   • "We can build AND finance projects that few other companies can."
   • Expected 2022 revenue of $225.0 million
   • Market figures provided for each of the Commercial Solar, Roofing, EV Charging, and Residential Solar from 2021 through 2023

33.     We note a statement attributed to Solar Integrated Roofing Corp, (@SIRCStock), dated September 9, 2022 that "[t]he filing of the Form 10 makes us a fully SEC reporting company . . . " Please be advised that your registration statement will automatically become effective 60 calendar days after filing. Only upon effectiveness at that time will you become subject to the reporting requirements of the Securities Exchange Act of 1934. Additionally, to the extent comments are not cleared, consider requesting for withdrawal of the registration statement before it becomes effective.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Peter McPhun at 202-551-3581 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters.  Please contact Isabel Rivera at 202-551-3518 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:     Lance Brunson